JETPACK AVIATION
14218 Aetna Street,
Van Nuys, CA. 91401
(310) 991-5986
www.jetpackaviation.com

Disqualification

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.